Balance Sheet - 2025

SkyMirr Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Biz Adv Relationship - 9373 - 1	191,399.16
Biz Adv Relationship - 9466	78,727.42
Total for Bank Accounts	**$270,126.58**
Accounts Receivable	
Accounts receivable (A/R)	1,494.04
Total for Accounts Receivable	**$1,494.04**
Other Current Assets	
Clearing account	-0.51
Employee cash advances	20,000.00
Intercompany	258,953.74
Inventory	2,568.48
Inventory - CPE components	250,209.06
Inventory - Tracker components	9,100.00
Loans to others	82,000.00
Prepaid expenses	72,979.34
Total for Other Current Assets	**$695,810.11**
Total for Current Assets	**$967,430.73**
Fixed Assets	
Accumulated depreciation	-4,206.00
laptop	4,206.00
Tools, machinery, and equipment	15,000.00
Total for Fixed Assets	**$15,000.00**
Other Assets	
Long-term investments	41,034.32
Security deposits	2,000.00
Total for Other Assets	**$43,034.32**
Total for Assets	**$1,025,465.05**

Balance Sheet - 2025

SkyMirr Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,253.53
Total for Accounts Payable	**$5,253.53**
Credit Cards	
Biz Adv Customized - 0701 - 1	3,372.34
Biz Adv Customized - 1377	22,425.97
Biz Adv Customized - 8406 - 1	5,656.82
Total for Credit Cards	**$31,455.13**
Total for Current Liabilities	**$36,708.66**
Total for Liabilities	**$36,708.66**
Equity	
Common stock	337,173.45
Preferred stock	4,956,705.00
Retained Earnings	-1,645,760.78
Net Income	-2,659,361.28
Total for Equity	**$988,756.39**
Total for Liabilities and Equity	**$1,025,465.05**